Filed by Destination Maternity Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Destination Maternity Corporation

Commission File No. 0-21196

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call EVENT DATE/TIME: DECEMBER 20, 2016 / 02:00PM GMT

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

CORPORATE PARTICIPANTS

David Courtright Destination Maternity Corporation - Principal Accounting Officer, SVP and Corporate Controller

Anthony Romano Destination Maternity Corporation - CEO and President

Pierre Mestre Orchestra Premaman S.A. - Founder and Chairman

Ron Masciantonio Destination Maternity Corporation - EVP and Chief Administrative Officer

CONFERENCE CALL PARTICIPANTS

Albert Meier [AmCap] - Analyst

Steven Rabinowitz Private Investor

Mike Wasserman Moors & Cabot, Inc. - Analyst

Timothy Stabosz Stabosz Asset Management

Michael Needleman Preservation Asset Management - Analyst

Brendan Baker Mondrian - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen. Welcome to the joint conference call to discuss the combination of Destination Maternity and Orchestra Premaman. (Operator Instructions) As a reminder, today’s conference call is being recorded.

I would like to introduce your first speaker for today David Courtright, Senior Vice President and Corporate Controller for Destination Maternity. You have the floor, sir.

David Courtright - Destination Maternity Corporation - Principal Accounting Officer, SVP and Corporate Controller

Thank you, operator. Good morning and welcome to the joint conference call to discuss the combination of Destination Maternity and Orchestra Premaman which was announced earlier today. Joining me on the call today are Anthony M. Romano, Destination Maternity’s CEO and President, and Pierre Mestre, Chairman and Founder of Orchestra Premaman.

Before we begin, I would like to address forward-looking statements that may be discussed on the call. Forward-looking statements involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in the forward-looking statements. Please refer to the documents filed by Destination Maternity with the SEC and Orchestra Premaman with the AMF, specifically the most recent financial reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Also, I would like to remind you that today’s call cannot be reproduced in any form without the express written consent of Destination Maternity and Orchestra Premaman.

In addition, we have posted an investor presentation on both Company websites, destinationmaternitycorp.com and corporate.orchestra.fr with further details regarding this transaction.

Given that the transaction has just been announced, we may not be able to answer all questions. More information about the transaction will be included in our proxy materials that will be filed with the SEC.

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Finally, we request that callers observe a two-question limit during the Q&A portion of our call to allow everyone a chance to participate. If you have additional questions, please rejoin the queue.

I will now turn the call over to Anthony M. Romano, Destination Maternity’s CEO and President. Tony?

Anthony Romano - Destination Maternity Corporation - CEO and President

Thank you, Dave. Good morning, everyone, and thanks for joining us today on short notice to discuss the exciting merger between Destination Maternity and Orchestra Premaman. As announced earlier in our press release, the Boards of Directors for both Companies have unanimously approved the strategic combination which will create a leading global provider of maternity apparel, infant and childrenswear, as well as baby hard goods. We are combining two highly complementary businesses, which we expect will expand our growth and profit profile for the benefit of our shareholders, customers and employees.

As outlined in the press release during the deal — announcing this deal, this stock for stock transaction is expected to be tax-free for US federal income tax purposes to Destination Maternity shareholders. With an implied offer price of $7.05 per share, we believe Destination Maternity shareholders are receiving an attractive valuation for the Company’s assets and have the opportunity to participate in the future growth prospects of a powerful new company led by a best-in-class management team.

On a pro forma basis, following the closing of the transaction, Destination Maternity shareholders will own approximately 28% of the combined Company, and Orchestra Premaman shareholders will own approximately 72%. We currently expect the transaction to close during mid-2017.

Together, the combined Company will enjoy significantly greater scale, enhanced financial strength, and an expanded platform from which to grow with pro forma revenues of approximately $1.1 billion, benefiting our customers with a significantly expanded product offering that will meet all of their maternity and early childhood needs made available across multiple channels and geographies.

In addition to the increased diversity of our revenue and profit stream, the sharing of best practices should enable us to better navigate the ever-changing retail landscape. We have spent considerable time and energy analyzing the competitive strengths of both companies and expect to not only capitalize on the significant growth opportunities in front of us, but also benefit from transferring successful strategies and best practices across our combined enterprise.

Overall, we feel very good about the immediate and long-term value creation opportunities that will be achieved through the greater financial strength and flexibility, increased scale, and cost synergies this transaction forwards.

With that said, I want to take a moment to outline the strategic rationale for this transaction.

This merger will clearly establish Orchestra as one of the world’s largest specialty providers of maternity apparel, childrenswear and baby hard goods. For Destination Maternity, the result is a stronger enterprise with enhanced offerings, a more diverse product portfolio, greatly expanded customer connectivity, and increased market penetration.

Importantly, combining our portfolio of brands will grow the lifetime value of our customer base by expanding our customer relationship from months into years creating significant cross-selling opportunities and diversification of sales by product, channel and geography.

Merging with Orchestra also offers greater distribution and sourcing capabilities. Orchestra has a highly efficient direct sourcing network with over 15 years of experience, which includes six buying offices which will allow us to realize anticipated annual cost synergies of $15 million to $20 million within three years of closing. These savings will be a big driver of sustainable long-term value creation.

The combination also provides an unparalleled international growth platform. Orchestra’s expansive global footprint of more than 560 stores, the vast majority of which are located in Europe, Africa and Asia provide Destination with the infrastructure necessary to expand our brand awareness outside of North America.

Conversely, Destination’s state-of-the-art retail infrastructure and network of US retail location provides a platform to facilitate and accelerate Orchestra’s entrance into the world’s largest and most profitable children’s market.

In addition to providing our shareholders with compelling value for their investment, as well as the option to participate in the combined Company’s upside potential, the combination provides other clear advantages, including a more diversified cash flow stream and meaningful opportunities for better near-term and long-term revenue and earnings growth.

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Put simply, Destination Maternity and Orchestra Premaman can achieve greater growth and earnings together than they each could stand alone. Together, we will enjoy enhanced top-line growth, a strong balance sheet, and significant cash flow from diversified revenue streams.

Finally, this transaction is expected to be accretive to margins and EPS when full-year run rate synergies are realized.

We are pleased to bring together our two companies in a way that we believe will create lasting value for all parties involved.

I will now turn the call over to Orchestra, Founder and Chairman of Orchestra Premaman. Pierre?

Pierre Mestre - Orchestra Premaman S.A. - Founder and Chairman

Thank you, Tony, and thank you, everyone, for joining our call today. Because Tony did such a wonderful job outlining why we’re so excited about this merger, I will keep my remarks rather concise so we have time to answer your questions.

The merger of our Companies fulfills a vision for me today. Together with my wife, Chantal, we founded Orchestra, and through the years, I have enjoyed sustained success as we grew for Europe and other continents, including Asia and Africa. But in order to truly become the leading specialty retailer of childrenswear, we knew that one day we will need to enter the US, the world’s largest and most profitable childrenswear market.

As we conduct our research and became aware of the synergy in maternity, an idea was conceived. We have learned from our 2012 acquisition of Orchestra Premaman, the oldest maternity brand in Europe, but introducing maternity approach, while our childrenswear stores was highly complementary and profitable. (inaudible) Destination Maternity we came to believe that combining our cash flow and Destination will not only provide a strong platform on which to enter the US, but also strengthen maternity prospects by opening our global retail footprint for an improved maternity offering and by leveraging our extensive sourcing network.

Today’s deal brings together two global leaders in highly complementary products and geographies, but offer a collection of authentic brands and two work forces, but comprise highly (inaudible) retail professionals located through US and Europe.

And we are bringing together two distribution channels, each with capacity to support growth without significant additional financial investments. Our measure has the opportunity to create something that is truly unique and powerful. Since founding this Company 21 years ago, we have experienced positive sales growth each and every year. We now look to Destination Maternity to be a catalyst in driving the future growth in both our organizations.

Previously, Orchestra has stated standalone goal of achieving EUR1 billion in sales by 2019. This goal remains. But through this merger, we will achieve a level of sales in a combined basis with Destination Maternity in 2017.

Together, Destination Maternity and Orchestra Premaman are measurably stronger. Our shareholders will benefit from a unified retail strategy that is focused on customer connectivity and driving strong, consistent revenue streams across different geographics and product categories.

With this merger, Destination Maternity and Orchestra Premaman have the chance to work together to accomplish even greater growth on a global scale. I look forward to working with the Destination Maternity team to achieve a seamless integration so we can begin delivering enhanced value upon the closing of the transaction.

Now let me turn the call back to Tony for some closing remarks. Tony?

Anthony Romano - Destination Maternity Corporation - CEO and President

Thank you, Pierre. In closing, I want to reiterate that this merger aligns perfectly with our plans to maximize long-term shareholder value, which is why we are so excited to move forward together.

In addition to the strategic benefits of our combination that I walk through earlier, our shareholders have the additional opportunity to participate in Orchestra’s current and prospective growth initiatives. We expect the transaction to close mid-2017. So, over the next quarters, we will be working diligently with Orchestra team to complete this merger seamlessly and hit the ground running. We will keep you updated as necessary through filings and various other documents to assist you in reviewing this merger.

That concludes our prepared remarks. Before turning the call over to the operator for the Q&A portion of our call, I wish to recommend that when asking your questions, please speak slowly and distinctively, and if necessary, we may translate your question into French.

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Operator, we are ready for the Q&A portion.

QUESTION AND ANSWER

Operator

(Operator Instructions) [Albert Meier], [AmCap].

Albert Meier - [AmCap] - Analyst

Hi, good morning. Congratulations on the transaction. Just two questions. Firstly, will Orchestra be listed in the US when the transaction is complete?

Anthony Romano - Destination Maternity Corporation - CEO and President

Yes, so we — it will be listed with American Depository Shares. We have not yet determined which exchange.

Albert Meier - [AmCap] - Analyst

Okay. And where is Orchestra listed currently?

Pierre Mestre - Orchestra Premaman S.A. - Founder and Chairman

In Paris, Compartment B.

Albert Meier - [AmCap] - Analyst

Okay. I am pulling it up now. It doesn’t trade very much, correct?

Anthony Romano - Destination Maternity Corporation - CEO and President

You are a thinly traded stock?

Pierre Mestre - Orchestra Premaman S.A. - Founder and Chairman

Yes.

Albert Meier - [AmCap] - Analyst

Okay. And then secondly, so you are saying you won’t be able to close until mid-next year? Why does it take that long? We’re talking six months.

Anthony Romano - Destination Maternity Corporation - CEO and President

Yes, so the — it is really the complexities of a cross-border merger. Given the time of the year where we are making the announcement, Orchestra’s year-end is the end of February. So we really need to wait until the year closes to finish preparing all the necessary documentation from the SEC and all the normal government regulatory actions and those sort of things. It’s just the mechanics of all the legalities of getting listed into the US.

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Albert Meier - [AmCap] - Analyst

Great. Thank you.

Operator

[Steven Rabinowitz], private investor.

Steven Rabinowitz Private Investor

I wish you were as excited a year ago when you first offered post the $9.87. But my question is I really do believe that since the deal was neither — contains zero cash, that they should bump the ratio of exchange from 0.7 from the, I think, it’s [5], [6], [0] or something. That’s just my recommendation to restore parity from a year ago and all the other benefits that hopefully will accrue over time will materialize, but I think we are being shortchanged.

With that conclusion, I will just wish everybody a happy holiday.

Anthony Romano - Destination Maternity Corporation - CEO and President

Thank you for sharing your point of view, Steven.

Steven Rabinowitz Private Investor

Okay. You’re welcome.

Operator

Mike Wasserman, Moors & Cabot.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

Is there anything that will prevent Orchestra from accumulating additional shares of Destination in the open market?

Anthony Romano - Destination Maternity Corporation - CEO and President

Let me turn it over to Ron Masciantonio. Ron, can you share that for us?

Ron Masciantonio - Destination Maternity Corporation - EVP and Chief Administrative Officer

Sure. Happy to help. Orchestra remains a stockholder. There are certain restrictions that relate to how the business would be governed go forward upon closing. Those details will certainly be filed and shared as we move forward, but Orchestra remains a stockholder and has its rights — and continues to have its rights as our largest stockholder.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

You said upon closing. So I’m not clear. Right now there is a prohibition against increasing their stake until December 31. Is that still in effect? And if it is, would they be able to act in the open market after December 31 to buy shares if they deem it wise to do so?

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Ron Masciantonio - Destination Maternity Corporation - EVP and Chief Administrative Officer

I have to refer you to the agreement that is on file at this time, but as you stated, that agreement expires at the end of December.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

Okay. And are you able to comment, Tony, on why the terms of the deal, other than the deterioration in the euro, have changed since they were first presented to the Company?

Anthony Romano - Destination Maternity Corporation - CEO and President

Michael, I would just say that it has been a lot of careful and thoughtful deliberation by the Board evaluating the opportunities and the risk, and this was what the Board believed was in the best interest of shareholders and the best offer available.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

Can you comment on why the current deal does not include any cash?

Anthony Romano - Destination Maternity Corporation - CEO and President

Not at this time.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

Okay. And lastly, did you feel most recently you were in a weaker negotiating position than you had been six to nine months ago?

Anthony Romano - Destination Maternity Corporation - CEO and President

Well, obviously — Michael, our third quarter was disappointing. But this — as you will see in the proxy, there was a lot of again careful consideration and deliberation and due diligence that was an important part of this process, and we believe that we handled ourselves with the appropriate fiduciary responsibility and with the right cadence. And this is where it wound up, and we are ready for a decision.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

Yes. I would second Mr. [Rabinowitz’s] thoughts that the Destination shareholders should be entitled to receive greater compensation for their shares in one form or another. Thank you.

Operator

Timothy Stabosz, Stabosz Asset Management.

Timothy Stabosz - Stabosz Asset Management

Good morning. We own about 1% of the Company. What was the effect of the decline in Orchestra’s stock price from its initial offering price? It initially went up about 10% and peeked out, and now it is down about 15%, 20%. Is that kind of affecting things here because the deal is the deal and it creates value, and we were negotiating thinking the Orchestra stock price was not going to be a broken IPO or a broken secondary, if you want to call it that. Can you comment on how that was involved in the negotiations where we had to give on price because Orchestra is objectively worth more apart from the fact that it is a broken secondary?

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Anthony Romano - Destination Maternity Corporation - CEO and President

Thank you for the question, Timothy. I think at this point in time, the more appropriate way is this is going to be all fully disclosed in the proxy, and I would rather just defer until all that documentation is filed. I think it will be very clear.

Timothy Stabosz - Stabosz Asset Management

And when is that going to come out? Two weeks maybe or the actual — say, a preliminary at least we can look at roughly.

Anthony Romano - Destination Maternity Corporation - CEO and President

Again, I will have to defer to some of our legal guidance. Ron, would you happen to have a point of view on that on their behalf?

Ron Masciantonio - Destination Maternity Corporation - EVP and Chief Administrative Officer

Yes, as it relates to filings and to closing, both parties are completely aligned to be as fast as we possibly can. Obviously, with a transaction as complex as this, it will take time, particularly considering the required registration of Orchestra shares in the US in order to obtain the listing and also provide consideration for stockholders. So we can’t answer that question definitively right now, but we are going to work with our very best efforts to move as quickly as possible for filings and toward closing.

Timothy Stabosz - Stabosz Asset Management

Okay. I have no more questions, thank you.

Operator

Mike Wasserman, Moors & Cabot.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

One more question, please. Are there any restrictions on the ability of an outside company to come in and offer a higher price for Destination, should there be one?

Anthony Romano - Destination Maternity Corporation - CEO and President

Again, I think from a Board standpoint, Michael, that all the appropriate protections and opportunities remain available to the Board for their consideration.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

So there’s no termination fee if such a thing were to arise and a deal with Orchestra were to be terminated?

Anthony Romano - Destination Maternity Corporation - CEO and President

There are potentially some consequences, yes.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

Consequences. Can you define that, please?

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Anthony Romano - Destination Maternity Corporation - CEO and President

Yes, there is a fee.

Anthony Romano - Destination Maternity Corporation - CEO and President

And do we know what that fee is?

Anthony Romano - Destination Maternity Corporation - CEO and President

It is filed in the merger agreement.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

Okay. Thank you.

Operator

(Operator Instructions) Michael Needleman, Preservation Asset Management.

Michael Needleman - Preservation Asset Management - Analyst

Can you at this time discuss from the standpoint of resources what will be here, what will be combined, how the Company is going to be actually operating, etc.?

Anthony Romano - Destination Maternity Corporation - CEO and President

Okay. Let me try and translate that for Pierre and he can share. He is asking if you have a — if you can share your vision of how we will operate together? You know, the business units.

Pierre Mestre - Orchestra Premaman S.A. - Founder and Chairman

We will operate the two companies separately. The French part will be responsible for childrenswear Europe, North Africa and Asia, and the US part will be responsible for maternity wear in the US. In both companies, there will be a CEO, Pierre Mestre on the European part and Anthony Romano for the US part. And both companies will use our buying facilities of buying offices in Asia in order not only to have better prices and better buying opportunities, but also especially for Destination Maternity to increase the margin and to have between $15 million and $20 million cost savings.

Anthony Romano - Destination Maternity Corporation - CEO and President

Thank you, Michael. Any follow-up?

Michael Needleman - Preservation Asset Management - Analyst

Just real quick, just if I can ask a different question, is it the intention of this merger that the products will be cross-sold in the stores, or is it the intention that we plan to run the businesses that they were and possibly achieve synergies on the buying and possibly other synergies that might take place?

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Anthony Romano - Destination Maternity Corporation - CEO and President

So absolutely we’re going to do the cost synergy side of things and the best practices, but the revenue opportunities and the cross-selling opportunities are absolutely part of the thought process. For Orchestra entering the US, we will need to do some tests. You know, does it work best in our smaller shops, in our bigger shops, some standalone childrenswear. But absolutely the opportunity is for cross-revenue opportunities.

In particular, Destination has 1 million plus names annually of expectant moms that now have a lifetime value for Orchestra of 10 to 12 years. So yes, cross-selling, cross-marketing, websites, all those opportunities are under consideration on how to maximize.

Pierre Mestre - Orchestra Premaman S.A. - Founder and Chairman

Yes, Pierre speaking. And after buying Premaman in 2012, we discovered really the fantastic opportunity of having together maternity wear and childrenswear. Premaman, as I said before, is one of the oldest brands in Europe founded in 1947, and we have already more than 100 locations — shops with maternity offerings. But we are not so professional as Destination Maternity is.

So reverse (inaudible) is also a fantastic potential for Destination Maternity to be represented in Europe and all our countries, not only France where we are one of the leaders, but also Spain, Portugal, Greece and a lot of countries where we have a footprint since now 20 years. So there are both potential of synergies in both continents.

Michael Needleman - Preservation Asset Management - Analyst

And just if I can, one last question. Is it the intent to run separate operating systems, or will you actually come under one operating system? The parent? How is that going to be planned to be done?

Anthony Romano - Destination Maternity Corporation - CEO and President

I think, operationally, at least our initial thought is that the businesses will run independently. So it will be distinct operating systems.

Now having said that, sourcing in particular, we are going to need to understand how our systems can speak with one another or how we can leverage the sharing of technology when it relates to back-office things. But, in principle, you will run with the US operation and you will run with a global rest of the world’s operation.

Michael Needleman - Preservation Asset Management - Analyst

And I am going to sneak one last one in. On this merger, does the current management of Destination Maternity shares automatically (inaudible) on the closing of this deal?

Anthony Romano - Destination Maternity Corporation - CEO and President

Yes, sir.

Michael Needleman - Preservation Asset Management - Analyst

Thank you so much.

Operator

Brendan Baker, Mondrian.

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Brendan Baker - Mondrian - Analyst

Two questions. First question, it seems to me listening to the last call that a lot of the real heavy lifting for the turnaround of Destination Maternity has been done. But it feels — given that, what was the imperative why you had to do this deal now given that maybe in 12 or 18 months time, Destination Maternity’s finances could look so much better and maybe attract better pricing? I will do that question first.

Anthony Romano - Destination Maternity Corporation - CEO and President

Yes, okay, Brendan. Thank you. You are right. We’ve done an enormous amount of work in turning around the business, putting some infrastructure in place, and we are disappointed it has taken so long to actually take root or have more positive root at this point, but we remain optimistic in terms of the actions that we have taken and the ultimate progress that they will yield.

The issue about why now, it really comes down to, again, careful Board deliberations and evaluation of removing risk or limiting risk, present value estimates of where we can take shareholders, standalone versus together with Orchestra. And in this sense, we just thought that the business combination provide multiple ways for shareholders to have value creation and remove some of the risks through the diversification of the product categories and the geographies and just all those things going into that consideration.

Brendan Baker - Mondrian - Analyst

I see that, but just to come back to it, just looking at slide 10 of the merger presentation, the EBITDA margin for Orchestra at 9.0% (inaudible) fiscal year 2015 down from 10.2%. Destination Maternity is down at 7.1% from 4.6% — to 4.6%. It doesn’t seem like a complete flight of fancy, but if some of the heavy lifting that we have heard about takes place over the next 12 months, Destination Maternity could be being somewhere between 7% or 8% EBITDA without too much trouble. In which case, absolute EBITDA would be 1 million miles away from Orchestra Premaman, and also, it would be in a better debt position, if I’m looking at the numbers correctly and yet the shareholders of Destination Maternity have only — would be the minority with a fraction of the Company.

Anthony Romano - Destination Maternity Corporation - CEO and President

Yes, so —

Brendan Baker - Mondrian - Analyst

Or have I got it completely wrong? I mean —

Anthony Romano - Destination Maternity Corporation - CEO and President

No, no. It’s a fair evaluation. Of course, similar information that, of course, is available to the Board and their deliberations and their point of view. So, absolutely, it’s a fair assessment and a point of view. Again, one that was also considered, and I can’t really enter a debate with you about the ultimate decision, but you have a fair point.

Ron Masciantonio - Destination Maternity Corporation - EVP and Chief Administrative Officer

Yes, this is Ron, too. Just to chime in, the Board went through extensive process over a long period of time, considering all alternatives and I think took an approach that was as fair as possible. As Tony pointed out, in light of what’s happening in the market and the opportunities in front of him, in the end, I think it is a little bit more complex than just looking at the two standalone businesses and deciding that Destination at some level could catch up to a valuation of Orchestra. It’s really about a combination of two highly complementary businesses, including for Destination an ability to expand the customer reach from what amounts to a matter of weeks now to a matter of years, maybe going in excess of 15 years. We can leverage our database of customers. We can help Orchestra get off to a great jump in the US. We can access significant cost synergies, which we have outlined, which will come primarily from the sourcing infrastructure that we just don’t have at Destination but Orchestra does have. So the upside — the combination to these companies unlocks an upside that would not be available to each of the companies on their own. So that is the excitement for the team.

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Brendan Baker - Mondrian - Analyst

So listening to what you say, I completely agree that there’s lots of potential here, and you mentioned your database and opportunities that provides to Orchestra and that’s what it seems like. It does seem like they are great opportunities for one party here. It doesn’t seem like the shareholders of Destination necessarily are seeing quite such a rich outcome.

Ron Masciantonio - Destination Maternity Corporation - EVP and Chief Administrative Officer

Yes, I think that when we speak and we haven’t spoken too much about it, but for Destination we have had international operations — international aspirations for expansion. We will pretty quickly be able to unlock that with Orchestra and gain access to their stores. They carry maternity in a significant portion of their stores. We can complement and in many cases perhaps replace that maternity, so instantly become a player in the European market in maternity. We have not successfully penetrated that market to date.

There’s also significant franchise operations that Orchestra has around the world. That has been somewhere where we have tipped our toe in the water. Now I think we can be more aggressive in leverage some of those joint relationships.

So, for Destination, I think, too, there is an opportunity even in the US to present a value proposition to our customers that is far and away in excess of what we can now. I think, for instance, imagine a mom-to-be that comes into our store and can now develop a relationship with us and be introduced to the Orchestra brand, and perhaps we can drive her into the Orchestra store and sent her to cross retail loyalty and all different kinds of tools in our toolbox that just wouldn’t be available without offering a product diversity that expands beyond mom and also to children.

So I think that these things are long-term ideas, and I know it’s difficult to bank on revenue synergies, but they are very real. I think the Board did an excellent job in evaluating and seeing the big picture opportunity here for both parties.

Brendan Baker - Mondrian - Analyst

I don’t disagree with the idea that there are great cross-selling opportunities for both parties. I think that is, and given the nature that the markets are in, it seems to make sense. And I know that in the past you explored buying the UK Mothercare chain for exactly the same reasons, so I’m familiar with the angle. It’s more a case of where the ratio — in terms of who is coming out of this with the biggest smile. And I’m not sure the Destination Maternity shareholders are going to be quite as comfortable with the terms as others. However, leave that for the moment.

Perhaps the second question, could you please comment on the dividend policy of Orchestra? Do they pay a dividend? Is that going to go current going forward as a question?

Anthony Romano - Destination Maternity Corporation - CEO and President

So, currently, obviously, Destination will remain an independent company, and given our current bank covenants, we are not given dividends. I don’t know at this point in time that Orchestra has made the termination of how they will deploy cash as they go forward, but Pierre can share what he has done historically.

Brendan Baker - Mondrian - Analyst

Thank you.

Pierre Mestre - Orchestra Premaman S.A. - Founder and Chairman

Historically, we paid some dividends in the last four years. We paid 3 times dividend. But, as you know, we are a growth company, and our next target was, before entering discussion with Destination Maternity, to be a $1 billion company within the next three years. And in order to finance this growth, we can think about continuing or not paying dividends. This question has to be discussed, and of course, with the potential we have in the US, together with Destination Maternity, we have to think about how can we best allocate our resources.

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Brendan Baker - Mondrian - Analyst

Okay. Thank you very much.

Operator

Mike Wasserman, Moors & Cabot.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

Another question, please. How much of the combined Company, if the merger concludes, as currently intended will Pierre, his family and affiliates control?

Pierre Mestre - Orchestra Premaman S.A. - Founder and Chairman

Yes, thank you for your question. I don’t have an exact number in mind, but I can tell you that together with my partner in (inaudible) our holding company, we are supposed to have about 52% to 53% of the combined Company.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

Okay. And what are shareholders supposed to think about the possibility that once the Company is combined, you could choose to take the Company private if you so wish if they were still out of favor at that time?

Anthony Romano - Destination Maternity Corporation - CEO and President

So, Michael, I think the best way to say how we address that is there was a mutual governance agreement that is also part of this deal, and in that regard, through the mutual governance, we believe that the best interest of shareholders will still be able to be protected.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

So the mutual governance agreement will carry beyond the closing of the transaction and prohibits increased shareholdings of the family or a buyout of the family of the Company?

Anthony Romano - Destination Maternity Corporation - CEO and President

Yes, again, I’m going to have to defer to Ron who is much more intimate with the details, but just first before I kick it over, the governance agreement is for a multiyear period post-closing as well. And all of that, of course, will be filed in the UK.

Ron, is there anything more that you think is appropriate to add?

Ron Masciantonio - Destination Maternity Corporation - EVP and Chief Administrative Officer

Yes, this is Ron. Sorry, Mike. Could you just repeat your question for me?

Mike Wasserman - Moors & Cabot, Inc. - Analyst

Yes, I am concerned about what Pierre and Yellen might do if the transaction closes as currently envisioned given their over 50% stake in the combined Company. So, if Orchestra remains out of favor in terms of its stock price at that time, might they then be able to gobble up the combined Company at a very low price, in theory?

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Ron Masciantonio - Destination Maternity Corporation - EVP and Chief Administrative Officer

Yes, so — I mean, I think first, given the structure and the nature of the deal which is in the press release and will come out when the documents are filed, there was an intense desire on both Boards’ part — including and I will speak for Pierre for a moment but of course he can speak for himself — to get access to the US, not just in terms of the customer, but the US markets, which is why it will be a US listing and why there is an interest in increased liquidity.

So look, anything — there’s no guarantees, of course, as to what can happen in the future, but this story is really about building a really great operating company in the US and a global leader in multiple categories, and I think that that offers great upside for shareholders. And, at this point, the companies are together in wanting to have a listing that is open in both Europe and the US.

So, I appreciate your concern, of course, but I think as you will see, as things progress, that there is a real desire to have access to feedback from the public markets.

Mike Wasserman - Moors & Cabot, Inc. - Analyst

Okay. Thank you.

Pierre Mestre - Orchestra Premaman S.A. - Founder and Chairman

Pierre speaking to complete a run. We want to be on the long-term stock listed company, not only in France but also in the US. And in the governance agreement we had, we were (inaudible) but there will be both 25% floating rates for the next three years minimum. I guess this point will be in (inaudible) with the others.

Operator

Steven Rabinowitz, private investor.

Steven Rabinowitz Private Investor

Since you mentioned covenants, did Wells Fargo and the members of their group waive — change your control provisions for the financing until the deal closes?

Anthony Romano - Destination Maternity Corporation - CEO and President

The banks did provide the consent to permit the deal, yes.

Steven Rabinowitz Private Investor

Did they adjust your interest rate, or did you have to give them something?

Anthony Romano - Destination Maternity Corporation - CEO and President

There was some compensation as part of the consent, yes.

Steven Rabinowitz Private Investor

Okay. And lastly, I know this is a touchy question, but in terms of changing control, are the current executives and Destination employees have change of control provisions going to deem this or change the control and get paid out, even though they are continuing with the Company?

Anthony Romano - Destination Maternity Corporation - CEO and President

So, all of that is filed in the 8-K from May 31. So there are some change of control provisions in terms of transaction bonuses that are available even if executives stay.

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

Steven Rabinowitz Private Investor

Okay. Thank you. I’m finished.

Operator

Brendan Baker, Mondrian.

Brendan Baker - Mondrian - Analyst

Just a quick follow-up, you mentioned it, and I didn’t know whether you were saying it’s in the filings but you can’t say or — but could you tell us what the termination fee is in absolute dollars, please?

Anthony Romano - Destination Maternity Corporation - CEO and President

Ron, do you have the details there, or can we share at this point in time?

Ron Masciantonio - Destination Maternity Corporation - EVP and Chief Administrative Officer

I think it would be best that we will get the documents filed and then will be able to see, but as is the case, these things are always more complicated than just — I don’t want to just throw a number out. So we will make sure it is included in the filing.

Brendan Baker - Mondrian - Analyst

Okay. And just — okay. That’s fine. Thank you very much. No more questions.

Operator

Thank you. I’m seeing no other questioners in the queue at this time, so I would like to turn the call back over to Tony Romano for closing remarks.

Anthony Romano - Destination Maternity Corporation - CEO and President

We appreciate you joining our call today, especially on such short notice. Best wishes for a happy and healthy holiday season. Take care.

Operator

Ladies and gentlemen, thank you, again, for your participation in today’s conference call. This now concludes the program, and you may all disconnect at this time. Everyone have a great day.

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

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Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Destination and Orchestra (the “Merger”). The proposed combination will be submitted to Destination’s and Orchestra’s stockholders for their consideration and approval. In connection with the proposed combination, Destination and Orchestra will file relevant materials with (i) the SEC, including an Orchestra registration statement on Form F-4 that will include a proxy statement of Destination and a prospectus of Orchestra, and (ii) the Autorité des Marchés Financiers (“AMF”) in France. Destination will mail the proxy statement/prospectus to its stockholders and Orchestra will make the Securities Note and other relevant materials available to its stockholders. This communication is not a substitute for the F-4 registration statement, proxy statement/prospectus, Securities Note (note d’opération), Orchestra’s Registration Document (document de référence) or other document(s) that Destination and/or Orchestra may file with the SEC or the AMF in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE SECURITIES NOTE AS REGISTERED WITH THE AMF WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DESTINATION, ORCHESTRA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, and the related documents filed with the AMF at the AMF’s website at http://www.amf-france.org/. Investors may request copies of the documents filed with the SEC by Destination by directing a request to Destination’s Investor Relations department at Destination Maternity, Attention: Investor Relations, 232 Strawbridge Drive, Moorestown, NJ 08057 or to Destination’s Investor Relations department at 203-682-8225 or by email to DestinationMaternityIR@icrinc.com. Investors may request copies of the documents filed with the AMF or the SEC by Orchestra by directing a request to ACTIFIN, Attention: Stéphane Ruiz or to Stéphane Ruiz at +33 01 56 88 11 15 in France or by email to sruiz@actifin.fr.

Participants in the Solicitation

Destination, Orchestra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Merger and may have direct or indirect interests in the Merger. Information about Orchestra’s directors and executive officers is set forth in Orchestra’s 2015 Registration Document (Document de Référence 2015) filed with the AMF on June 30, 2016 under number R.16-063 (and also available in a convenience English translation version) incorporating its accounts 2015, as the same may be amended, updated or superseded from time to time, which may be obtained free of charge at http://www.orchestra-kazibao.com/informations-financieres/. Information about Destination’s directors and executive officers and their respective interests in Destination by security holdings or otherwise is set forth in Destination’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2016, and its Annual Report on Form 10-K for the fiscal year ended January 30, 2016, which was filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Destination’s website at www.investor.destinationmaternity.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus and the registration statement that Orchestra will file with the SEC in connection with the solicitation of proxies from Destination’s stockholders to approve the Merger.

Cautionary Statements Related to Forward-Looking Statements

Some of the information in this communication, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements involve a number of risks and uncertainties related to operating performance and outlook of Destination and the combined businesses of Destination and Orchestra. following the Merger, as well as other future events and their potential effects on Destination and the combined company that are subject to risks and uncertainties. The following factors, among others, in the future could cause Destination’s or Orchestra’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to, statements relating to (i) the possibility that the Merger does not close when expected or at all, or that Destination and Orchestra, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the Merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed Merger; (ii) the ability to obtain the requisite Destination and Orchestra stockholder approvals, on the proposed terms and timeframe; (iii) the benefits of the Merger, including future financial and operating results of the combined company, Destination and Orchestra’s plans, objectives, expectations and intentions, and the ability to realize the expected synergies or savings from the proposed Merger in the amounts or in the timeframe anticipated; (iv) the risk that competing offers or acquisition proposals will be made; (v) the ability to integrate Destination’s and Orchestra’s businesses in a timely and cost-efficient

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DECEMBER 20, 2016 / 02:00PM GMT, DEST - Destination Maternity Corp and Orchestra Premaman SA to Merge - M&A Call

manner; (vi) the inherent uncertainty associated with financial projections; (vii) the potential impact of the announcement or closing of the proposed Merger on customer, supplier, employee and other relationships; and (viii) other factors referenced in Destination’s Annual Report on Form 10-K or Orchestra’s Registration Document (document de référence), including those set forth under the caption “Risk Factors.” In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this announcement do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward- looking terms such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” “intends,” “continues,” “could,” “estimates,” “plans,” “potential,” “predicts,” “goal,” “objective,” or the negative of any of these terms, or comparable terminology, or by discussions of our outlook, plans, goals, strategy or intentions. Forward-looking statements speak only as of the date made. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we assume no obligation to update any of these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Destination and Orchestra, or the combined company, following the implementation of the proposed Merger or otherwise. No statement in this communication should be interpreted to mean that the earnings per share, profits, margins or cash flows of Destination or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

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